January 12, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Kevin Rupert
Re: EquiTrust Series Fund, Inc. (File Nos. 2-38512 and 811-2125)
Dear Mr. Rupert:
      This letter is in response to the comments you provided with respect to the Money Market Portfolio (the "Portfolio") of EquiTrust Series Fund, Inc. (the "Registrant") during your telephone conference with Ms. Renee Hardt of Vedder Price P.C., counsel to the Registrant, on January 5, 2010 regarding the Registrant's report on Form NSAR for the period ended
July 31, 2009.

      You noted that the Portfolio reported its shadow price as $1.00 in response to sub-item 74W (mark-to-market net asset value per share) and asked the Registrant to confirm whether this was accurate. You also asked the Registrant to confirm whether the Portfolio's response to sub item 74W was accurate in the prior three Forms NSAR for the Registrant. For all four filings, you requested that the Registrant re-file its Form NSAR if the response to sub item 74W was not correct. Finally, you asked the Registrant to provide Tandy representations.
      The Registrant has confirmed that the responses to sub-item 74W provided with respect to the Portfolio in its four most recent Form NSAR filings are correct.
      The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filings is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filings reviewed by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions or comments, please contact the undersigned at 515-226-6028.


Sincerely,

/s/ Kristi Rojohn

Kristi Rojohn

Chief Executive Officer and Secretary, EquiTrust Series Fund, Inc.